O’Neill Law Group PLLC		435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone:	360-332-3300
Charles C. Hethey***	Brian S.R. O’Neill****	Facsimile:	360-332-2291

File #4475
February 28, 2011
VIA EDGAR
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
& Jennifer Fugario, Staff Accountant

Dear Sirs/Madams:

RE:	QUANTUM SOLAR POWER CORP. (the “Company”)
	-	Form 10-K for the Fiscal Year Ended June 30, 2010 filed September 13, 2010
	-	Form 10-Q for the Fiscal Quarter Ended September 30, 2010 filed November 9, 2010
	-	File No. 000-52686

We write on behalf of the Company in response to your comment letter dated February 16, 2011 regarding the above-referenced filings of the Company (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

ITEM 9A. CONTROLS AND PROCEDURES

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 25

1.

WE NOTE YOUR DISCLOSURES ON PAGE 26 THAT THE ANNUAL REPORT DOES NOT INCLUDE AN ATTESTATION REPORT OF YOUR REGISTERED PUBLIC ACCOUNTING FIRM REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING AND THAT MANAGEMENT’S REPORT WAS NOT SUBJECT TO ATTESTATION BY YOUR REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO TEMPORARY RULES OF THE SEC THAT PERMIT YOU TO ONLY PROVIDE MANAGEMENT’S REPORT IN THE ANNUAL REPORT. THIS APPEARS TO BE AN INCORRECT STATEMENT AS THE ATTESTATION REPORT OF YOUR REGISTERED PUBLIC ACCOUNTING FIRM REGARDING THE AUDIT OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF JUNE 30, 2010 HAS, IN FACT, BEEN PROVIDED IN YOUR ANNUAL REPORT. PLEASE REVISE THIS DISCLOSURE IN FUTURE FILINGS TO COMPLY WITH THE REQUIREMENTS OF ITEM 308(A)(4) OF REGULATION S-K.

In response to this comment, the Company will revise its future disclosure to comply with the above noted guidance.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 26

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, Box11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars;
*** New York and British Columbia Bars; **** Nevada and Washington Bars

2
O’Neill Law Group PLLC
February 28, 2011
United States Securities and Exchange Commission
Attention:	Patrick Gilmore, Accounting Branch Chief
& Jennifer Fugario, Staff Accountant

2.

WE NOTE YOUR DISCLOSURE THAT THERE WERE NO CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE FISCAL YEAR ENDED JUNE 30, 2010 THAT HAVE MATERIALLY AFFECTED, OR THAT ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. PLEASE NOTE THIS DISCLOSURE IS REQUIRED TO ADDRESS THE FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT. IN FUTURE FILINGS, PLEASE REVISE TO DISCLOSE WHETHER THERE HAVE BEEN ANY CHANGES TO YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING YOUR LAST FISCAL QUARTER (THE FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT) THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. SEE ITEM 308(C) OF REGULATION S-K.

In response to this comment, the Company will revise its future disclosure to comply with the above noted guidance.

FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2010

ITEM 4. CONTROLS AND PROCEDURES, PAGE 22

3.

WE NOTE THAT THERE WERE MATERIAL WEAKNESSES IDENTIFIED IN CONNECTION WITH MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF JUNE 30, 2010 AS DISCLOSED ON PAGE 25 OF YOUR FORM 10-K. FURTHER, WE NOTE THAT THESE MATERIAL WEAKNESSES CONSTITUTE THE BASIS FOR MANAGEMENT CONCLUDING THAT DISCLOSURE CONTROLS AND PROCEDURES ARE NOT EFFECTIVE AS OF DECEMBER 31, 2010 AS DISCLOSED IN YOUR FORM 10-Q FILED FEBRUARY 9, 2011. HOWEVER, WE NOTE THAT MANAGEMENT CONCLUDED THAT DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF SEPTEMBER 30, 2010. PLEASE CLARIFY HOW YOU WERE ABLE TO CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF SEPTEMBER 30, 2010 CONSIDERING YOUR CONCLUSIONS ON YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE INEFFECTIVE AS OF JUNE 30, 2010 AND DECEMBER 31, 2010.

In response to this comment, the Company has concluded that as at the time of filing, management was of the belief that the Company’s disclosure controls and procedures were effective as of September 30, 2010, despite material weaknesses in its internal control over financial reporting. However, upon further evaluation of its disclosure controls and procedures as at December 31, 2010, management determined that its disclosure controls and procedures were in fact ineffective. After discussing disclosure controls with the Company’s auditors, management is now of the belief that the Company’s disclosure controls and procedures were in fact ineffective as at September 30, 2010. Management made this determination based on the material weaknesses identified in management’s annual report on internal control over financial reporting on our Form 10-K for the year ended June 30, 2010.

In light of these determinations, the Company’s disclosure controls and procedures were not effective as at September 30, 2010.

4.

YOUR EFFECTIVENESS CONCLUSION INCLUDES AN INCOMPLETE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES AS IT DOES NOT INCLUDE ALL OF THE COMPONENTS DESCRIBED IN EXCHANGE ACT RULE L3A-15(E) AND RULE 15D-15(E). TAKING INTO ACCOUNT THE CONSIDERATIONS NOTED IN THE ABOVE COMMENT, PLEASE CONFIRM WHETHER YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE, OR NOT EFFECTIVE, AS OF SEPTEMBER 30, 2010 TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY YOU IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION’S RULES AND FORMS AND TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE COMPANY IN THE REPORTS THAT IT FILES OR SUBMITS UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. PLEASE NOTE THAT IN FUTURE FILINGS, IN LIEU OF PROVIDING THE ENTIRE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES AS DEFINED IN EXCHANGE ACT RULE 13A-15(E) AND RULE 15D-15(E) IN YOUR CONCLUSION, YOU MAY SIMPLY INDICATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE, OR NOT EFFECTIVE, WITHOUT INCLUDING ANY PART OF THE DEFINITION.

3
O’Neill Law Group PLLC
February 28, 2011
United States Securities and Exchange Commission
Attention:	Patrick Gilmore, Accounting Branch Chief
& Jennifer Fugario, Staff Accountant

In response to this comment, taking into account the considerations in our comment above, the Company’s disclosure controls and procedures were not effective, as of September 30, 2010. The Company’s disclosure on Form 10-Q for the fiscal quarter ended September 30, 2010 has been revised to comply the above comments, guidance and the Company’s response.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Brian S.R. O’Neill

BRIAN S.R. O’NEILL

BON/clk

Enclosure

cc:	Quantum Solar Power Corp.
Attn: Daryl J. Ehrmantraut, Chief Executive Officer
Attn: Graham R. Hughes, Chief Financial Officer